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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: August 19, 2003
	By:	/s/ NORIE C. CAMPBELL Name: Norie C. Campbell Title: Associate Vice President

TD Bank Financial Group to Acquire 57 Laurentian Bank Retail Branches in Ontario and Western Canada

TORONTO, Aug. 15 — TD Bank Financial Group and Laurentian Bank today announced an agreement in principle whereby TD Bank Financial Group will acquire 57 Laurentian Bank branches in Ontario and Western Canada, subject to regulatory approvals.

"This strategic acquisition will build on the strength of our retail operations and supports our move towards a greater emphasis on retail earnings. It represents a significant opportunity for TD Canada Trust to grow its franchise and enhance its market presence in Ontario and Western Canada," said TD Canada Trust President, Andrea Rosen. "We look forward to welcoming Laurentian Bank's customers and employees as part of the expanded TD Canada Trust retail operations. With the extensive knowledge we gained during the successful TD Canada Trust merger, we will work hard to make the integration as comfortable as possible for customers and employees alike."

Acquisition details

The agreement between TDBFG and Laurentian Bank provides for the acquisition of 57 retail branches in Ontario and Western Canada, including a loan portfolio valued at approximately CDN$2.0 billion and a deposit portfolio valued at approximately CDN$1.9 billion. Laurentian Bank Visa card and mutual funds are excluded. The all-cash purchase price reflects the value of assets sold, less liabilities assumed plus a premium of CDN$112.5 million. Subject to regulatory approvals, the deal is expected to close on October 31, 2003. This acquisition is expected to be slightly accretive to TDBFG's earnings in the first year.

Bringing the branches together

Following regulatory approvals, the process of converting Laurentian Bank customers, branches and related support areas to TD Canada Trust systems and ensuring consistent branding will begin in the spring of 2004. After that time, TD Bank Financial Group will begin the process of merging between 40 and 50 Laurentian Bank branches with TD Canada Trust branches. It is expected that branch mergers will result in the reduction of up to 250 positions between Laurentian Bank and TD Canada Trust.

"Any job losses between the two organizations resulting from this transaction should be minimal. Given the normal turnover rate in our retail branch network, we're confident that we can limit external hiring and use attrition to minimize job loss," noted Andrea Rosen. "Our focus remains on our customers and we recognize that employees will be the key to ensuring a comfortable transition for our new and existing customers," she added.

TD Bank Financial Group is committed to working with Laurentian Bank to ensure a smooth transition for both customers and employees alike.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$322 billion in assets, as of April 30, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include but are not limited to legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

For more information:

Dianne Salt
TD Bank Financial Group Media Relations
(416) 308-6807

PRESS RELEASE
Embargo

TD Bank Financial Group to Acquire 57 Laurentian Bank Retail Branches in
Ontario and Western Canada

Montreal, August 15, 2003 — TD Bank Financial Group and Laurentian Bank today announced an agreement in principle whereby TD Bank Financial Group will acquire 57 Laurentian Bank branches in Ontario and Western Canada, subject to regulatory approval. This acquisition will build on the strength of the operations of TD's retail banking arm, TD Canada Trust.

"In keeping with our move towards a greater emphasis on retail earnings, the acquisition of the 57 Laurentian Bank branches represents a significant opportunity for TD Canada Trust to grow its franchise and enhance its market presence in Ontario and Western Canada," said TD Canada Trust President, Andrea Rosen. "We look forward to welcoming Laurentian Bank's customers and employees as part of the expanded TD Canada Trust retail operations. With the extensive knowledge we gained during the successful TD Canada Trust merger, we will work hard to make the integration as comfortable as possible for customers and employees alike"

Laurentian Bank's CEO Raymond McManus explained his institution's decision as follows: "Laurentian Bank intends to focus its energy and resources in the fields in which it excels and the markets in which it enjoys real competitive advantages. This transaction will enable us to increase our investment in these markets and take advantage of business opportunities that may arise in view of the current situation in the financial products and services industry," he added.

Acquisition details

The agreement between TDBFG and Laurentian Bank provides for the acquisition of 57 retail branches in Ontario and Western Canada including a loan portfolio valued at approximately $2.0 billion and a deposit portfolio valued at approximately $1.9 billion. The all-cash purchase price reflects the book value of assets sold, less liabilities assumed plus a premium of $112.5 million. Subject to regulatory approval, the transaction is expected to close on October 31, 2003.

Ensuring a comfortable transition for customers and employees

TDBFG and Laurentian Bank are committed to working together to ensure a smooth transition for employees and customers. From now until the expected closing, it will be business as usual and no additional action or changes to existing interactions will be required by either customers or employees.

About Laurentian Bank

Founded in 1846, Laurentian Bank ranks seventh among Canadian Schedule I banks, with assets in excess of $18 billion. The Bank offers highly competitive products and superior personalized service to meet the banking and financial needs of individuals and small and medium-sized businesses, and independent financial advisors. The Bank's common shares (ticker symbol: LB) trade on the Toronto Stock Exchange. The address of the Bank's website is www.laurentianbank.com.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$322 billion in assets, as of April 30, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include but are not limited to legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

For more information:

Laurentian Bank
Media Relations
Nathalie Roberge	(514) 284-4500, extension 7511 Cell phone: (514) 893-3963
Investor Relations
Michael Murray	(514) 284-4500, extension 5907 Cell phone: (514) 915-1576
TD Bank Financial Group
Dianne Salt	(416) 308-6807

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FORM 6-K SIGNATURES
TD Bank Financial Group to Acquire 57 Laurentian Bank Retail Branches in Ontario and Western Canada
TD Bank Financial Group to Acquire 57 Laurentian Bank Retail Branches in Ontario and Western Canada